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                                                                    EXHIBIT 4(b)

                                 FIRST AMENDMENT
                                     TO THE
                CYCARE SYSTEMS, INC. EMPLOYEE STOCK PURCHASE PLAN


     The CyCare Systems, Inc. Employee Stock Purchase Plan (the "Plan"), as amended through April 21, 1987, provides employees of CyCare Systems, Inc. (the "Company") with an opportunity to acquire a proprietary interest in the Company through the purchase of Common Stock of the Company. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code of 1943. The Plan was drafted in part to permit the shares of Common Stock to qualify for an exemption from certain provisions of Section 16 of the Securities and Exchange Act of 1934, as amended, and the regulations promulgated thereunder. The regulations under Section 16 have recently been amended by the Securities and Exchange Commission, including the regulations providing for the exemption from certain provisions of Section
16. By this Amendment, the Board of Directors is modifying the Plan as necessary to permit the shares of Common Stock issued pursuant to the Plan to continue to qualify for an exemption from Section 16.

1. The provisions of the First Amendment shall be effective as of March 14, 1991 except as otherwise provided herein. This Amendment shall only amend the provisions of the Plan as set forth herein and those provisions not expressly amended hereby shall be considered in full force and effect.

2. Paragraph 12 is amended by deleting the number "820,000" in the fourth line and inserting the number "1,020,000" therein.

3. The Plan is further amended by deleting Paragraph 17 in its entirety and substituting the following paragraph in lieu thereof:

               The Board of Directors of the Company may at any time terminate or amend the Plan, PROVIDED HOWEVER, that amendments to the Plan relating to the amount, price or timing of grants shall not be made more than once in any six month period, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules thereunder. Notwithstanding the foregoing, no such termination can affect options previously granted, nor may an amendment make any change in any option theretofore granted which would adversely affect the rights of any participant, nor may an amendment be made without prior approval of the shareholders of the Company if such amendment would materially increase the benefits accruing to participants under the plan or materially modify the requirements as to eligibility for participation in the plan. Without limiting the generality of the foregoing, an amendment may not be made without prior shareholder approval if it would:

          (a) Require the sale of more shares than are authorized under Paragraph 12 of the Plan; or

          (b) Permit payroll deductions at a rate in excess of 10% of a participant's base pay; or

          (c) Decrease the purchase price of the stock for any purchase period below the lower of 85% of the fair market value of the stock on the date the option is granted or 85% of the fair market value of the stock on the date the option is exercised. The Plan shall terminate in any event on such date as all of the shares allocated to the Plan shall have been purchased pursuant to the provisions of the Plan.

4. Except as otherwise amended and supplemented by this First Amendment, CyCare Systems, Inc. hereby ratifies the Plan as originally established.


                              Page 15 of 19 Pages

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     Dated March 14, 1991



                                   CYCARE SYSTEMS, INC.


                                   By:  /s/ Mark R. Schonau
                                        ----------------------------------------
                                        Mark R. Schonau, Secretary




                              Page 16 of 19 Pages